23 May 2019

ISSUED ON BEHALF OF RELX PLC

2018 Final Dividend Euro Equivalent

RELX PLC today announces the Euro equivalent in respect of the final dividend of 29.7 pence per share for the year ended 31 December 2018 which was announced on 21 February 2019 and approved by shareholders at the Annual General Meeting held on 25 April 2019.

Shareholders who hold their shares through Euroclear Nederland will receive a dividend in Euro of €0.337 per share, unless they have elected to receive their dividend in Pounds Sterling.  Shareholders who validly submitted a dividend currency election by 20 May 2019 to receive their dividend in Pounds Sterling will receive a dividend of 29.7 pence per share.

Shareholders who appear on the Register of Members or hold their shares through CREST will receive a dividend in Pounds Sterling of 29.7 pence per share, unless they have elected to receive their dividend in Euro.  Shareholders who validly submitted a dividend currency election by 20 May 2019 to receive their dividend in Euro will receive a dividend of €0.337 per share.

The dividend is payable on 4 June 2019.